Jay S. Benet
Vice Chairman and
Chief Financial Officer
St. Paul Travelers
One Tower Square-2MS
Hartford, CT 06183

(860) 277-7580
(860) 277-8136 (fax)
JSBenet@stpaultravelers.com

May 25, 2006

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                 The St. Paul Travelers Companies, Inc.

Form 10-K for the Fiscal Year Ended

December 31, 2005

File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the staff’s comment letter dated May 4, 2006 regarding the 2005 Annual Report on Form 10-K (2005 10-K) of The St. Paul Travelers Companies, Inc. (the “Company”) as referenced above. We have repeated each of the staff’s comments below (displayed in bold).

Item 7. Management’s Discussion and Analysis of Financial Condition and …page 56

Contractual Obligations, page 89

1.                                      The intent of this disclosure is to provide in a single location the information required. Please provide us in disclosure-type format a revised table that includes the estimated claims and claim related payments with all other obligations in a single table. In addition, interest on debt should be included in the contractual obligation table.

Response:

Attached is a revised Contractual Obligations Table which includes the estimated claims and claim related payments with all other obligations in a single table (Attachment 1).

Interest on debt has also been included and identified accordingly. The Company will use this format in future filings.

Critical Accounting Estimates, page 92

We have included responses in the order in which the questions were posed in the May 4th letter from the staff.

2.                                      According to your general discussion on page 94, the actual choice of methods used to determine the ultimate claim liabilities can change with each evaluation. From your discussion it appears you develop point estimates to determine loss reserves and develop a range of reasonable estimates to back test the previously established reserves. In this regard, please provide us the following information for each of your product lines, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

Response:

While several of the responses direct staff to disclosures that the Company included in its 2005 10-K, we have also provided a quantitative indicator, along with narrative discussion, of the impact that a change in one or more risk factors could have on reserves. This additional discussion is further described in the response to question 2(e) below.

The final determination of ultimate claim liabilities is discussed in the Company’s 2005 10-K, p. 94, in the following paragraph:

Informed management judgment is applied throughout the reserving process. This includes the application, on a consistent basis over time, of various individual experiences and expertise to multiple sets of data and analyses. In addition to actuaries, individuals involved with the reserving process also include underwriting and claims personnel as well as other company management. Therefore, it is quite possible and, generally, likely that management must consider varying individual viewpoints as part of its estimation of loss reserves.

As the above paragraph states, the determination of ultimate claim liabilities is based on informed management judgment, including information resulting from multiple data sets and analyses (which for a particular component of reserves may result in multiple actuarial estimates/scenarios). The final determination is not the result of a single data set and assumption set applied to a single method. Instead, management weighs the various actuarial estimates/scenarios which are based upon varying individual actuarial judgments, along with viewpoints regarding those values and qualitative factors in determining their estimate of claim liabilities.

a.               Describe the methodologies used to calculate and evaluate the reserves for each tail or product line. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered. Include in this discussion an explanation that clarifies how you develop your IBNR reserves. It is our understanding that companies calculate the estimated ultimate unpaid liability first then reduce that number by paid claims and by case reserves to arrive at the IBNR reserve. In addition, it is our understanding that included in the loss reserves for property and casualty insurance is a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. To better understand the judgments and uncertainties in your loss reserving process please include in this discussion a description of your methodology for including a provision for uncertainty.

We have divided our response to question 2.a into sections i, ii and iii as shown below.

a.i.                                Describe the methodologies used to calculate and evaluate the reserves for each tail or product line. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was chosen over the other methods considered.

Response:

As discussed above, management’s estimates for loss reserves are the result of applied judgment based on multiple inputs, and not the direct calculated result of any single estimation method. The discussion below summarizes the actual process used by St. Paul Travelers management in determining loss reserves.

Actuarial Analyses

The amount reported in our consolidated balance sheet for unpaid claim and claim adjustment expense liability represents the aggregation of hundreds of different reserve components, each involving its own unique analysis and including a separate and distinct set of data, analysis methods, qualitative evaluations and application of varying individual actuarial judgments. In response to question 2.a.i, we have selected two of these reserve components, one from the “Homeowners and personal-other” product line and one from the “Commercial automobile” product line as we consider them to be illustrative of our reserving process.

Note that these discussions concern the estimate of ultimate claim liability. The derivation of IBNR reserves from the ultimate claim liability estimate is addressed in question 2.a.ii.

Homeowners and personal-other

As of December 31, 2005, there were over 40 product subline components underlying this product line. “Countrywide Homeowners Loss – Travelers legacy – St. Paul Travelers Reinsurance Pool - excluding Massachusetts – excluding catastrophes” is one of these components.

The reserves for this subline consist of two pieces:  the portion from the latest accident quarter, and the portion relating to prior estimates.

Latest accident quarter

The initial estimate of ultimate incurred claim liability for the latest accident quarter is based on a loss ratio projection method which uses the revenue for the quarter times the projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods at a state level, projected forward using loss trend, rate level differences, large losses, and other known or observed factors influencing the current quarter relative to prior quarters. For this particular subline, the projected loss ratio was based on information from the three to five most recent accident years which varies by state.

Prior estimates

On a regular schedule the actuaries in the various business units within St. Paul Travelers perform analyses of the previously established estimates of ultimate claim liability. For this particular subline, the latest analysis included 3 indications based on paid loss development by accident quarter and 3 indications based on incurred case loss development by accident quarter (using 4 quarter, 8 quarter and 12 quarter average development for each indication).

Additional diagnostics are reviewed as well, such as paid-to-reported ratios, closed-to-reported count ratios, reported severity trends, reported frequency trends, ultimate severity trends and ultimate frequency trends to evaluate how well the implicit assumptions under the various methods are met.

Other methods are potentially available if these diagnostics identify the need for additional analyses.

Each actuarial method has strengths and weaknesses and no one method works well in all situations. For example, methods that are less susceptible to distortions from data aberrations (a strength) also tend to be less responsive to changing conditions (a weakness).

The above analysis for this subline results in several estimates of ultimate claim liability by accident quarter. An actuarial estimate is then selected for each accident quarter based on selected weightings of the individual methods’ indications by accident quarter, with weights varying across accident quarters depending on the strengths and weaknesses of the various methods relative to the facts and circumstances of the individual accident quarters.

This information is discussed with management as part of the reserve setting process as described later.

Commercial automobile

As of December 31, 2005, there were over 160 product subline components underlying this product line. “Legacy Travelers Commercial Accounts automobile bodily injury loss” is one of these components.

The reserves for this subline consist of two pieces:  the portion from the accident quarters in the current accident year, and the portion relating to prior estimates on accident quarters from prior accident years.

Accident quarters in the current accident year

The estimates of ultimate incurred claim liability for the accident quarters in the current accident year is based on a loss ratio projection method which uses the revenue for the quarters times the projected loss ratio. The projected loss ratio is determined through analysis of prior experience periods, projected forward using loss trend, rate level differences, catastrophe and other large losses, and other known or observed factors influencing the current accident year relative to prior accident years. For this particular subline, the projected loss ratio was based on information from the five most recent accident years.

Prior estimates on accident quarters from prior accident years

On a regular schedule the actuaries in the various business units within St. Paul Travelers perform analyses of the previously established estimates of ultimate claim liability. For this particular subline, the latest analysis included 16 indications based on paid loss development, 16 indications based on case incurred loss development, 8 indications based on frequency/severity, 1 indication based on Bornheutter-Ferguson with paid data and 1 indication based on Bornheutter-Ferguson with case incurred data. Bornheutter-Ferguson is an actuarial technique commonly practiced in the industry.

Additional diagnostics are reviewed as well such as average paid closed claim, average outstanding, open-to-closed severity ratio, paid-to-incurred loss ratio, claim closure rate, development on case outstanding, and closed-to-total claim counts to evaluate how well the implicit assumptions under the various methods are met.

Other methods are potentially available if these diagnostics identify the need for additional analyses.

The above analysis for this subline results in several estimates of ultimate claim liability by accident quarter. An actuarial estimate is then selected for each accident quarter based on selected weightings of the individual methods’ indications by accident quarter, with weights varying across accident quarters depending on the strengths and weaknesses of the various methods relative to the facts and circumstances of the individual accident quarters.

This information is discussed with management as part of the reserve setting process described below.

Reserve Setting Process for All Product Lines

In addition to the actuarial analyses described above, meetings are held each quarter among representatives from the actuarial, claim and product development/underwriting departments from the various business units writing the same long tailed product line (e.g. workers’ compensation). These meetings allow the participants to discuss recent trends and observations regarding risk factors and other potential issues, for use in better performing their responsibilities for the Company. As a result of these meetings (and/or the other testing done by the actuaries reviewing each subline), additional methods may be run, additional data obtained and/or different assumptions selected. Incorporation of this new information into the analyses entails judgment, especially as to how it can be incorporated into the subline analysis. (See questions 2.c.and 2.e.)

The various subline analyses, produced by business unit actuaries, are aggregated by product line/business unit and presented during a quarterly meeting with corporate finance and business area management. At these quarterly meetings, the business unit actuarial analyses are discussed alongside information from other business units as well as Corporate Actuarial. Corporate Actuarial will also provide input from its analysis of the reporting segment/product line rollup, including potentially its own estimates. Reporting segment management will then discuss whether sufficient information exists for management to change a prior estimate of ultimate losses and present their recommendation for such to corporate management. The resulting discussion leads to an action by management to change or retain prior estimates by reported segment, with reporting segment management responsible for implementing the action at product subline detail (including subline/accident year detail). This process is currently discussed in the Company’s 2005 10-K, p. 96 in the following paragraphs:

Management’s estimates

At least once per quarter, Company management meets with its actuaries to review the latest claim and claim adjustment expense reserve analyses. Based on these analyses, management determines whether its ultimate claim liability estimates should be changed. In doing so, it must evaluate whether the new data provided represents credible actionable information or an anomaly that will have no effect on estimated ultimate claim liability. For example, as described above, payments may have decreased in one geographic region due to fewer claim adjusters being available to process claims. The resulting claim payment patterns would be analyzed to determine whether or not the change in payment pattern represents a change in ultimate claim liability.

Such an assessment requires considerable judgment. It is frequently not possible to determine whether a change in the data is an anomaly until sometime after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until sometime later. The overall detailed analyses supporting such an effort can take several months to perform. This is due to the need to evaluate the underlying cause of the trends observed, and may include the gathering or assembling of data not previously available. It may also include interviews with experts involved with the underlying processes. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the Company’s estimated claim liabilities. The final estimate selected by management in a reporting period is a function of these detailed analyses of past data, adjusted to reflect any new actionable information.

a.ii.                            Include in this discussion an explanation that clarifies how you develop your IBNR reserves. …

Response:

For most product line components (other than older accident periods), an estimate is made of ultimate claim liability by “accident year” by component (the accident year ultimate may be the sum of four accident quarter ultimates). IBNR reserves by accident year/component equal the estimated ultimate incurred amount for that accident year/component less all payments and current case reserves for that accident year/component.

For the older accident periods (generally 20 years or older, depending on subline component), an estimate is made of ultimate unpaid claim liability as of a certain point in time. The unpaid claim liability estimate is then rolled forward for subsequent payments and the IBNR reserves are equal to the estimated remaining unpaid claim liability less case reserves.

a.iii.                        … it is our understanding that included in the loss reserves for property and casualty insurance is a provision for uncertainty …

Response:

The Company is engaged in the property-casualty business and issues short-duration contracts. We establish our liabilities (reserves) for claim costs in accordance with FAS 60, Accounting and Reporting by Insurance Enterprises (FAS 60), paragraphs 17, 18 and 20 and, therefore, do not include a provision for uncertainty in our reserves.

b.               Discuss how each of your key reserve risks has changed historically over the periods presented.

Response:

The Company does not designate certain risk factors as key reserve risks. Rather, there are many dynamic risk factors and their significance varies over time depending on conditions. It is even possible that the impact and significance of a single risk factor may vary across regions or across business units. Accordingly, the Company provides extensive examples of common risk factors for the various product lines in the Company’s 2005 10-K, pp. 96 – 103.

An example of a risk factor that has recently become more significant is inflation on building materials as a result of demand surge. As recently as 2003 this was not a significant risk factor. However, the hurricanes of 2004 created a spike in demand for building materials such as plywood that far surpassed the immediate supply. As a result, greater than expected increases in building material costs were realized which led to higher than expected claim costs. This continues to be a significant risk factor for claim costs related to the 2005 hurricanes.

In many cases, risk factor impact is implicit in the actuarial analyses. In addition, management is made aware of significant risk factors as they are identified as noted in the reserve process answer to question 2.a. (see also question 2.c.).

c.               Discuss how management has adjusted each of the key reserve risks used in calculating the current year reserves given their historical changes or given current trends observed.

Response:

As background, please see the response to questions 2.a. and 2.b. Management reflects significant risk factors in the reserve setting process as discussed in the answer to question 2.a. An example of such a consideration is described for catastrophes in the Company’s 2005 10-K p. 92:

There are also risks which impact the estimation of ultimate costs for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability of the Company and its insureds to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to:  determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage and business interruption costs; and reinsurance collectibility. The timing of a catastrophe’s occurrence, such as at or near the end of a reporting period, can also affect the information available to the Company in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge.

Additional discussion of demand surge is found on pages 40, 98, 102 and 125.

d.               Describe the different values for the point estimates you developed. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

Response:

As previously mentioned, the determination of ultimate claim liabilities is based on informed management judgment, including information resulting from multiple data sets and analyses (which for a particular component of reserves may result in multiple actuarial estimates/scenarios). The final determination is not the result of a single data set and assumption set applied to a single method. Instead, management weighs the various actuarial estimates/scenarios, along with viewpoints regarding those values and qualitative factors in determining their estimate of claim liabilities. This process is discussed in more detail in the response to Question 2.a.i.

e.               Provide a quantitative and narrative discussion of the impact that reasonably likely changes in one or more of the key reserve risks identified would have on reported results, financial position and liquidity.

Response:

As background, please see the response to questions 2.a, 2.b. and 2.c. As described in question 2.b., the Company does not designate key reserve risks. Instead, management reflects changes in significant risk factors. As an example, in the case of the 2005 hurricanes, the Company has identified significant risk factors as described in question 2.c. Management, in consultation with claim personnel, actuaries and other relevant professionals, considers these factors in the determination of the reserves. However, the future resolution of many of these factors is unprecedented and unpredictable. Therefore, unfavorable emergence of any of these risk factors could ultimately lower future reported earnings and worsen financial position. Conversely, favorable emergence of any of these risk factors could ultimately increase future reported earnings and improve financial position.

It is highly unlikely that reserve risks will have an impact on liquidity since the Company’s liquidity requirements are met primarily by funds generated from operations, asset maturities and income received on investments.  These three sources of liquidity, plus the large amount of high quality liquid bonds the Company maintains in its investment portfolio, provide assurance of the Company’s ability to fund the payments of claims without having to sell illiquid assets or access credit facilities.

Projecting the exact impact of each risk factor is virtually impossible in the face of multiple risk factors, some of which are correlated. This difficulty is disclosed in the introduction to the Discussion of Product Lines section in the Company’s 2005 10-K, p. 96:

The following section details reserving considerations and common risk factors by product line. There are many additional risk factors that may impact ultimate claim costs. Each risk factor presented will have a different impact on required reserves. Also, risk factors can have offsetting or compounding effects on required reserves. For example, in workers’ compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation.

The Company further disclosed the difficulty in quantifying risk factors in the Company’s 2005 10-K p. 96:

Some risk factors will affect more than one product line. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a product line. Individual risk factors are also subject to interactions with other risk factors within product line components.

The effect of a particular risk factor on estimates of claim liabilities cannot be isolated in most cases. For example, estimates of potential claim settlements may be impacted by the risk associated with potential court rulings, but the final settlement agreement typically does not delineate how much of the settled amount is due to this and other factors.

The combined impact of unanticipated changes in risk factors can materially affect reserves. As an indicator of the causal effect that a change in one or more risk factors could have on reserves, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in the following increase (decrease) in loss reserves for each of the following product lines, excluding asbestos and environmental:

Product Line	Change in Loss Reserves
General liability	1.6%
Property	1.2%
Commercial multi-peril	1.3%
Commercial automobile	1.3%
Workers’ compensation	1.3%
Fidelity and surety	1.2%
Personal automobile	1.1%
Homeowners and personal-other	1.1%
International and other	1.3%

The risk of unanticipated changes, such as those discussed above, varies by product line. General liability (and the liability portion of Commercial multi-peril) is considered to have high reserve estimation risk. Property (excluding catastrophe claim liability) and the property, non-catastrophe portion of the Homeowners product line is considered to have low reserve estimation risk. The remaining product lines are considered to have moderate reserve estimation risk.

Using this approach, we have taken the Critical Accounting Estimates section from Management’s Discussion and Analysis as contained in the Company’s Form 10-K for the fiscal year ended December 31, 2005 and have included additional discussion and disclosure (indicated in bold) that we believe are responsive to item 2.3 above. Please see Attachment 2.

We plan to use the type of disclosure described above, and included in Attachment 2, in future filings beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. We support the goals of the staff in addressing additional disclosure of changes in reserves and are aware that these disclosures are still evolving in practice.

Note 3. Discontinued Operations

3.                                      Please explain to us why recognition of $710 million of tax expense on operations was triggered in 2005. Refer to supporting authoritative literature.

Response:

Prior to 2005, the Company expected to recover the excess of financial reporting basis over the tax basis of its investment in its subsidiary, Nuveen Investments, Inc. (Nuveen) in a tax-free manner. Therefore, under paragraph 33 of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), no deferred taxes were required to be recognized.

During the first quarter of 2005, the Board of Directors authorized management to explore strategic alternatives for Nuveen. In the course of doing so, management recommended and the Board of Directors, on March 30, 2005, authorized the Company to enter into a transaction that would not be tax-free. As a result, the Company’s expectations changed and it met all the criteria for “held-for-sale” and discontinued operations under FAS 144, Accounting and Reporting of Assets to Be Disposed of by Sale and Reporting of Discontinued Operations (FAS 144) in the first quarter of 2005.

The Company applied the consensus reached in Emerging Issues Task Force 93-17, Recognition of Deferred Tax Assets for a Parent Company’s Excess Tax Basis in the Stock of a Subsidiary That Is Accounted for as a Discontinued Operation (EITF 93-17). The consensus states that the recognition of a deferred tax asset related to a difference between the financial reporting basis and outside tax basis of an investment in a subsidiary should be recognized in accordance with paragraph 34 of FAS 109 when it is apparent that the temporary difference will reverse in the foreseeable future. The consensus also states that the same criterion should apply for the recognition of a deferred tax liability related to an excess of financial reporting basis over outside tax basis of an investment in a subsidiary. The Task Force observed that the criterion is met at the disposal measurement date. That date was March 30, 2005 when the Board of Directors approved the disposal of Nuveen in a taxable transaction.

Having changed its intent and met the FAS 144 criteria for held-for-sale and discontinued operations during the first quarter of 2005, the Company concluded that the deferred taxes related to the excess of financial reporting basis over tax basis should also be recognized in the first quarter of 2005, in accordance with FAS 109 and EITF 93-17.

Item 15. Exhibits and Financial Statement Schedules, page 197

4.                                      Please explain to us why excluding the information required by Rule 12-17 of Regulation S-X was considered appropriate. Please provide to us the Schedule IV information in disclosure-type format if you conclude that Rule 12-17 is applicable.

Response:

The information required by Schedule IV has been disclosed in note 8, Reinsurance, of the notes to the financial statements. In accordance with item (3)(b) of Rule § 210.5–04, the Company chose to omit the schedule as the information is shown in the related note to the Company’s consolidate financial statements.

*      *      *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the referenced filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the responses contained in the supplemental information appropriately answer all of your questions. If you should have any questions regarding this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman and
Chief Financial Officer

cc: David Greenfield, KPMG

Attachment 1

Contractual Obligations

The following table summarizes, as of December 31, 2005, the Company’s future payments under contractual obligations and estimated claims and claims related payments. The table excludes short-term obligations and includes only liabilities at December 31, 2005 with a cash payment requirement for settlement.

The table below includes the amount and estimated future timing of claims and claim related payments. The amounts do not represent the exact liability, but instead represent estimates, generally utilizing actuarial projections techniques, at a given accounting date. These estimates include expectations of what the ultimate settlement and administration of claims will cost based on the Company’s assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the policyholder event and the time it is actually reported to the insurer. The future cash flows related to the items contained in the table below, required estimation of both amount (including severity considerations) and timing. Amount and timing are frequently estimated separately. An estimation of both amount and timing of future cash flows related to claims and claim related payments is generally reliable only in the aggregate with some unavoidable estimation uncertainty.

The contractual obligations payments and estimated claims and claims related payments, net of the estimated reinsurance recoveries, where applicable, at December 31, 2005 were as follows:

Payments Due by Period (in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt obligations (1)
Medium term notes	$298	$56	$221	$21	$—
Convertible notes	893	—	—	—	893
Senior notes	3,342	150	1,342	250	1,600
Capital trusts	928	—	—	—	928
Zero coupon convertible notes	141	—	—	141	—
Private placement notes	16	4	6	4	2

Total debt principal	5,618	210	1,569	416	3,423
Interest	5,763	324	534	448	4,457

Total long-term debt obligations	11,381	534	2,103	864	7,880

Operating leases(2)	757	173	281	139	164

Purchase obligations
Information systems administration and maintenance commitments(3)	109	49	39	21	—
Reinsurance brokerage commitment(4)	140	20	40	40	40
Other purchase commitments(5)	87	40	7	4	36

Total purchase obligations	336	109	86	65	76

Long-term unfunded investment commitments(6)	931	186	390	226	129

Estimated claims and claims related payments
Claims and claim adjustment expenses (7)	43,782	12,203	13,693	6,375	11,511
Claims from large deductible policies (8)	—	—	—	—	—
Loss-based assessments (9)	224	30	51	24	119
Reinsurance contracts accounted for as deposits(10)	421	135	241	45	—
Payout from ceded funds withheld (11)	499	22	168	90	219

Total estimated claims and claims related payments	44,926	12,390	14,153	6,534	11,849
Total	$58,331	$13,392	$17,013	$7,828	$20,098

(1)                   See note 10 of the notes to the Company’s consolidated financial statements for a further discussion. Because the amounts reported in the foregoing table include principal and interest, the total long-term obligations will not agree with the amounts reported in note 10.

(2)                   Represents agreements entered into in the ordinary course of business to lease office space, equipment and furniture.

(3)                   Includes agreements with vendors to purchase system software administration and maintenance services.

(4)                   In connection with the sale of its insurance brokerage operations, the Company committed to acquire brokerage services from the buyer through 2012. See note 17.

(5)                   Includes commitments to vendors entered into in the ordinary course of business for goods and services including office supplies, archival services, etc.

(6)                   Represents estimated timing for fulfilling unfunded commitments for investments in real estate partnerships, private equities and hedge funds.

(7)                   The amounts in “Claims and claim adjustment expenses” in the table above represent the estimated timing of future payments for both reported and unreported claims incurred and related claim adjustment expenses, net of reinsurance recoverables. Therefore, estimated future payments include cash inflows related to reinsurance arrangements that qualify for reinsurance accounting. A reinsurance agreement must indemnify the insurer from insurance risk, i.e., the agreement must transfer amount and timing risk, in order to qualify for reinsurance accounting. Since the timing and amount of cash inflows from such reinsurance agreements are highly correlated to the underlying payment of claims and claim adjustment expenses by the insurer, the analysis above presents the estimated cash outflows for reported and unreported claims incurred and related claim adjustment expense, net of reinsurance. Reinsurance agreements that do not transfer both amount and timing risk are accounted for as deposits and included in “Reinsurance contracts accounted for as deposits” in the table above.

For business underwritten by non-U.S. operations, future cash flows related to reported and unreported claims incurred and related claim adjustment expenses were translated at the spot rate on December 31, 2005.

The amounts reported in the table are presented on a nominal basis and have not been adjusted to reflect the time value of money. Accordingly, the amounts above will differ from the Company’s balance sheet to the extent that the liability for claims and claim adjustment expenses has been discounted in the balance sheet. (See note 1 of the financial statements.)

(8)                   Workers’ compensation large deductible policies provide third party coverage in which the Company typically is responsible for paying the entire loss under such policies and then seeks reimbursement from the insured for the deductible amount. “Claims from large deductible policies” represent the estimated future payment for claims and claim related expenses below the deductible amount, net of the estimated recovery of the deductible. The liability and the related deductible receivable for unpaid claims are presented in the consolidated balance sheet as “contractholder payables” and “contractholder receivables,” respectively. Most deductibles for such policies are paid directly from the policyholder’s escrow which is periodically replenished by the policyholder. The payment of the loss amounts above the deductible are reported within “Claims and claim adjustment expenses” in the above table. Because the timing of the collection of the deductible (contractholder receivables) occurs shortly after the payment of the deductible to a claimant (contractholder payables), these cash flows offset each other in the table.

The estimated timing of the payment of the contractholder payables and the collection of contractholder receivables for workers’ compensation policies is presented below:

(in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Contractholder payables/ receivables	$5,516	$1,362	$1,492	$755	$1,907

(9)                   The amounts in “Loss-based assessments” relate to estimated future payments of second-injury fund assessments which would result from payment of current claim liabilities. Second injury funds cover the cost of any additional benefits for aggravation of a pre-existing condition. For loss-based assessments, the cost is shared by the insurance industry and self-insureds, funded through assessments to insurance companies and self-insureds based on losses. Amounts relating to second-injury fund assessments are included in “other liabilities” in the consolidated balance sheet.

(10)             The amounts in “Reinsurance contracts accounted for as deposits” represent estimated future nominal payments for reinsurance agreements that are accounted for as deposits. Amounts payable under deposit agreements are included in “other liabilities” in the consolidated balance sheet. The amounts reported in the table are presented on a nominal basis and have not been adjusted to reflect the time value of money. Accordingly, the amounts above will differ from the Company’s balance sheet to the extent that deposit values in the balance sheet have been discounted using deposit accounting.

(11)             The amounts in “Payouts from ceded funds withheld” represent estimated payments for losses and return of funds held related to certain reinsurance arrangements whereby the Company holds a portion of the premium due to the reinsurer and is allowed to pay claims from the amounts held.

The above table does not include an analysis of liabilities reported for structured settlements for which the Company has purchased annuities and remains contingently liable in the event of default by the company issuing the annuity. The Company is not reasonably likely to incur future payment obligations under such agreements. See note 9 of the Company’s consolidated financial statements for a further discussion. In addition, the Company is not required to make any contributions to its qualified pension plan in 2006 and does not have a best estimate of contributions expected to be paid to the qualified pension plan. Accordingly, any future contributions are not included in the foregoing table.

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED	Attachment 2

CRITICAL ACCOUNTING ESTIMATES

The Company considers its most significant accounting estimates to be those applied to claim and claim adjustment expense reserves and related reinsurance recoverables, and investment impairments.

Claim and Claim Adjustment Expense Reserves

Claim and claim adjustment expense reserves (loss reserves) represent management’s estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent management estimates, generally utilizing actuarial expertise and projection techniques, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on the Company’s assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity and frequency, expected interpretations of legal theories of liability and other factors. In establishing reserves, the Company also takes into account estimated recoveries, reinsurance, salvage and subrogation. The reserves are reviewed regularly by a qualified actuary employed by the Company.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for loss and loss adjustment expenses is difficult to estimate. Loss reserve estimation difficulties also differ significantly by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. The Company continually refines its loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. The Company rigorously attempts to consider all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates including but not limited to the future settlement environment, final resolution of the estimated liability will be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved—favorable or unfavorable.

Because establishment of loss reserves is an inherently uncertain process involving estimates, currently established reserves may change. The Company reflects adjustments to reserves in the results of operations in the period the estimates are changed.

There are also risks which impact the estimation of ultimate costs for catastrophes. For example, the estimation of reserves related to hurricanes can be affected by the inability of the Company and its insureds to access portions of the impacted areas, the complexity of factors contributing to the losses, the legal and regulatory uncertainties and the nature of the information available to establish the reserves. Complex factors include, but are not limited to: determining whether damage was caused by flooding versus wind; evaluating general liability and pollution exposures; estimating additional living expenses; the impact of demand surge; infrastructure disruption; fraud; the effect of mold damage and business interruption costs; and reinsurance collectibility. The timing of a catastrophe’s occurrence, such as at or near the end of a reporting period, can also affect the information available to the Company in estimating reserves for that reporting period. The estimates related to catastrophes are adjusted as actual claims emerge.

A portion of the Company’s loss reserves are for asbestos and environmental claims and related litigation which aggregated $4.79 billion at December 31, 2005. While the ongoing study of asbestos claims and associated liabilities and of environmental claims considers the inconsistencies of court decisions as to coverage, plaintiffs’ expanded theories of liability and the risks inherent in complex litigation and other uncertainties, in the opinion of the Company’s management, it is possible that the outcome of the continued uncertainties regarding these claims could result in liability in future periods that differs from current reserves by an amount that could be material to the Company’s future operating results and financial

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

condition. See the preceding discussion of “Asbestos Claims and Litigation” and “Environmental Claims and Litigation.”

92

The Company acquired SPC’s runoff health care reserves in the merger, which are included in the General Liability product line in the table below. SPC decided to exit this market at the end of 2001 and ceased underwriting new business as quickly as regulatory considerations allowed. SPC had experienced significant adverse loss development on its health care loss reserves both prior to and since its decision to exit this market. The Company continues to utilize specific tools and metrics to explicitly monitor and validate its key assumptions supporting its conclusions with regard to these reserves since management believed that its traditional statistics and reserving methods needed to be supplemented in order to provide a more meaningful analysis. The tools developed track three primary indicators which influence those conclusions and include: newly reported claims; reserve development on known claims; and the “redundancy ratio,” which compares the cost of resolving claims to the reserve established for that individual claim. These three indicators are related such that if one deteriorates, improvement on another is necessary for the Company to conclude that further reserve strengthening is not necessary. The Company’s current view is that it has recorded a reasonable reserve for its medical malpractice exposures as of December 31, 2005.

Claims and claim adjustment expense reserves by product line were as follows:

(at December 31, in millions)	2005			2004
	Case	IBNR	Total	Case	IBNR	Total
General liability	$8,198	$12,251	$20,449	$8,445	$12,232	$20,677
Property	1,987	1,050	3,037	1,534	1,359	2,893
Commercial multi-peril	2,448	2,901	5,349	1,979	2,216	4,195
Commercial automobile	2,792	1,885	4,677	2,817	1,966	4,783
Workers’ compensation	8,816	6,374	15,190	8,313	6,658	14,971
Fidelity and surety	1,240	673	1,913	1,216	845	2,061
Personal automobile	1,470	1,138	2,608	1,484	1,219	2,703
Homeowners and personal—other	709	987	1,696	470	523	993
International and other	3,033	3,055	6,088	2,934	2,774	5,708

Property-casualty	30,693	30,314	61,007	29,192	29,792	58,984
Accident and health	74	9	83	76	10	86

Claims and claim adjustment expense reserves	$30,767	$30,323	$61,090	$29,268	$29,802	$59,070

The $2.02 billion increase in property-casualty claims and claim adjustment expense reserves since December 31, 2004 reflected the impact of the significant catastrophe losses incurred in the second half of 2005 and the $830 million net charge to increase asbestos reserves in the fourth quarter of 2005. These increases in reserves were partially offset by claim and claim expense payments from runoff operations, loss payouts for the third quarter 2004 hurricanes, and favorable non-catastrophe loss experience.

Property-casualty claims and claim adjustment expense reserves at December 31, 2004 increased by $24.51 billion over year-end 2003, primarily as a result of the merger with SPC and reserve charges recorded subsequent to the merger. Of the increase in 2004, $19.50 billion resulted from the addition of the acquired reserves, and $2.39 billion, net of reinsurance, was due to net unfavorable prior year reserve development. For discussion of the components of net unfavorable prior year reserve development, see note 9 to the consolidated financial statements.

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Asbestos and environmental reserves are included in the General liability, Commercial multi-peril lines and International and other lines in the summary table. Asbestos and environmental reserves are discussed separately, see “Asbestos Claims and Litigation”, “Environmental Claims and Litigation” and “Uncertainty Regarding Adequacy of Asbestos and Environmental Reserves”.

93

General Discussion

The process for estimating the liabilities for claim and claim expenses begins with the collection and analysis of claim data. Data on individual reported claims, both current and historical, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics (“components”) and evaluated by actuaries in their analyses of ultimate claim liabilities by product line. Such data is occasionally supplemented with external data as available and when appropriate. The process of analyzing reserves for a component is undertaken on a regular basis, generally quarterly, in light of continually updated information.

Multiple estimation methods are available for the analysis of ultimate claim liabilities. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations and no one set of assumption variables being meaningful for all product line components. The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time. Therefore, the actual choice of estimation method(s) can change with each evaluation. The estimation method(s) chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the claim liabilities being evaluated.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. This will result in a range of reasonable estimates for any particular claim liability. The Company uses such range analyses to back test whether previously established estimates for reserves at the reporting segments are reasonable, given subsequent information. Reported values found to be closer to the endpoints of a range of reasonable estimates are subject to further detailed reviews. These reviews may substantiate the validity of management’s recorded estimate or lead to a change in the reported estimate.

The exact boundary points of these ranges are more qualitative than quantitative in nature, as no clear line of demarcation exists to determine when the set of underlying assumptions for an estimation method switches from being reasonable to unreasonable. As a result, the Company does not believe that the endpoints of these ranges are or would be comparable across companies. In addition, potential interactions among the different estimation assumptions for different product lines make the aggregation of individual ranges a highly judgmental and inexact process.

Property casualty insurance policies are either written on a claims made or on an occurrence basis. Policies written on a claims made basis require that claims be reported during the policy period. Policies that are written on an occurrence basis require that the insured demonstrate that a loss occurred in the policy period, even if the insured reports the loss many years later.

Most general liability policies are written on an occurrence basis. These policies are subject to substantial loss development over time as facts and circumstances change in the years following the policy issuance. The use of the occurrence form accounts for much of the reserve development in asbestos and environmental exposures, and it is also used to provide coverage for construction general liability, including construction defect. Occurrence based forms of insurance for general liability exposures require substantial projection of various trends, including future inflation and judicial interpretations and societal litigation dynamics, among others.

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

A key assumption in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a material change in the associated risk factors discussed below. To the extent a material change affecting the ultimate claim liability is known, such change is quantified to the extent possible through an analysis of internal company and, if available and when appropriate, external data. Such a measurement is specific to the facts and circumstances of the particular claim portfolio and the known change being evaluated. Significant structural changes to the available data, product mix or organization can materially impact the reserve estimation process.

Informed management judgment is applied throughout the reserving process. This includes the application, on a consistent basis over time, of various individual experiences and expertise to multiple sets of data and analyses. In addition to actuaries, individuals involved with the reserving process also include underwriting and claims personnel as well as other company management. Therefore, it is quite possible and, generally, likely that management must consider varying individual viewpoints as part of its estimation of loss reserves. It is also likely that during periods of significant change, such as a merger, consistent application of informed judgment becomes even more complicated and difficult.

94

The variables discussed above in this general discussion have different impacts on reserve estimation uncertainty for a given product line, depending on the length of the claim tail, the reporting lag, the impact of individual claims and the complexity of the claim process for a given product line.

Product lines are generally classifiable as either long tail or short tail, based on the average length of time between the event triggering claims under a policy and the final resolution of those claims. Short tail claims are reported and settled quickly, resulting in less estimation variability. The longer the time before final claim resolution, the greater the exposure to estimation risks and hence the greater the estimation uncertainty.

A major component of the claim tail is the reporting lag. The reporting lag, which is the time between the event triggering a claim and the reporting of the claim to the insurer, makes estimating IBNR inherently more uncertain. In addition, the greater the reporting lag the greater the proportion of IBNR claims to the total claim liability for the product line. Writing new products with material reporting lags can result in adding several years worth of IBNR claim exposure before the reporting lag exposure becomes clearly observable, thereby increasing the risk associated with pricing and reserving such products. The most extreme example of claim liabilities with long reporting lags are asbestos claims.

For some lines, the impact of large individual claims can be material to the analysis. These lines are generally referred to as being low frequency/high severity, while lines without this “large claim” sensitivity are referred to as “high frequency/low severity”. Estimates of claim liabilities for low frequency/high severity lines can be sensitive to a few key assumptions. As a result, the role of judgment is much greater for these reserve estimates. In contrast, high frequency/low severity lines tend to have much greater spread of estimation risk, such that the impact of individual claims are relatively minor and the range of reasonable reserve estimates is narrower and more stable.

Claim complexity can also greatly affect the estimation process by impacting the number of assumptions needed to produce the estimate, the potential stability of the underlying data and claim process and the ability to gain an understanding of the data. Product lines with greater claim complexity, such as for certain surety and construction exposures, have inherently greater estimation uncertainty.

Actuaries have to exercise a considerable degree of judgment in the evaluation of all these factors in their analysis of reserves. The human element in the application of actuarial judgment is unavoidable when faced with material uncertainty. Different experts will choose different assumptions when faced with such uncertainty, based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimate selected by the various actuaries may differ materially from each other.

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Lastly, significant structural changes to the available data, product mix or organization can also materially impact the reserve estimation process. The merger of TPC and SPC resulted in the exposure of each other’s actuaries and claim departments to different products, data histories, analysis methodologies, claim settlement experts, and more robust data when viewed on a combined basis. This impacted the range of estimates produced by the Company’s actuaries, as they reacted to new data, approaches, and sources of expertise to draw upon. It also resulted in additional levels of uncertainty, as past trends (that were a function of past products, past claim handling procedures, past claim departments, and past legal and other experts) may not repeat themselves, as those items affecting the trends change or evolve due to the merger. This also increased the potential for material variation in estimates, as experts can have differing views as to the impact of these frequently evolutionary changes. Events such as mergers increase the inherent uncertainty of reserve estimates for a period of time, until stable trends reestablish themselves within the new organization.

Risk factors

The major causes of material uncertainty (“risk factors”) generally will vary for each product line, as well as for each separately analyzed component of the product line. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

95

Some risk factors will affect more than one product line. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a product line. Individual risk factors are also subject to interactions with other risk factors within product line components.

The effect of a particular risk factor on estimates of claim liabilities cannot be isolated in most cases. For example, estimates of potential claim settlements may be impacted by the risk associated with potential court rulings, but the final settlement agreement typically does not delineate how much of the settled amount is due to this and other factors.

The evaluation of data is also subject to distortion from extreme events or structural shifts, sometimes in unanticipated ways. For example, the timing of claims payments in one geographic region will be impacted if claim adjusters are temporarily reassigned from that region to help settle catastrophe claims in another region.

While some changes in the claim environment are sudden in nature (such as a new court ruling affecting the interpretation of all contracts in that jurisdiction), others are more evolutionary. Evolutionary changes can occur when multiple factors affect final claim values, with the uncertainty surrounding each factor being resolved separately, in step-wise fashion. The final impact is not known until all steps have occurred.

Sudden changes generally cause a one-time shift in claim liability estimates, although there may be some lag in reliable quantification of their impact. Evolutionary changes generally cause a series of shifts in claim liability estimates, as each component of the evolutionary change becomes evident and estimable.

Management’s estimates

At least once per quarter, Company management meets with its actuaries to review the latest claim and claim adjustment expense reserve analyses. Based on these analyses, management determines whether its ultimate claim liability estimates should be changed. In doing so, it must evaluate whether the new data

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

provided represents credible actionable information or an anomaly that will have no effect on estimated ultimate claim liability. For example, as described above, payments may have decreased in one geographic region due to fewer claim adjusters being available to process claims. The resulting claim payment patterns would be analyzed to determine whether or not the change in payment pattern represents a change in ultimate claim liability.

Such an assessment requires considerable judgment. It is frequently not possible to determine whether a change in the data is an anomaly until sometime after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until sometime later. The overall detailed analyses supporting such an effort can take several months to perform. This is due to the need to evaluate the underlying cause of the trends observed, and may include the gathering or assembling of data not previously available. It may also include interviews with experts involved with the underlying processes. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the Company’s estimated claim liabilities. The final estimate selected by management in a reporting period is a function of these detailed analyses of past data, adjusted to reflect any new actionable information.

Discussion of Product Lines

The following section details reserving considerations and common risk factors by product line. There are many additional risk factors that may impact ultimate claim costs. Each risk factor presented will have a different impact on required reserves. Also, risk factors can have offsetting or compounding effects on required reserves. For example, in workers’ compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation.

General Liability

General liability is generally considered a long tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction and specific policy provisions such as self-insured retentions. There are numerous components underlying the general liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims (e.g., a reporting lag of a decade for “construction defect” claims).

96

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

While the majority of general liability coverages are written on an “occurrence basis,” certain general liability coverages (such as those covering directors and officers or professional liability) are typically insured on a “claims-made” basis.

General liability reserves are generally analyzed as two components: primary and excess/umbrella, with the primary component generally analyzed separately for bodily injury and property damage. Bodily injury liability payments reimburse the claimant for damages pertaining to physical injury as a result of the policyholder’s legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment costs. Property damage liability payments result from damages to the claimant’s private property arising from the policyholder’s legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter. In addition, sizable or unique exposures are reviewed separately, such as asbestos, environmental, other mass torts, construction defect, medical malpractice and large unique accounts that would otherwise distort the analysis. These unique categories often require a very high degree of judgment and require reserve analyses that do not rely on traditional actuarial methods.

Defense costs are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims. For some products this risk is mitigated by policy language such that the insured portion of defense costs erodes the amount of policy limit available to pay the claim. Such “defense within the limits” policies are most common for “claims made” products. When defense costs are outside of the limits, amounts paid do not erode the policy limits.

This line is typically the largest source of reserve estimate uncertainty in the United States (excluding assumed reinsurance contracts covering the same risk). Major contributors to this reserve estimate uncertainty include the reporting lag (i.e., the length of time between the event triggering coverage and the actual reporting of the claim), the number of parties involved in the underlying tort action, whether the “event” triggering coverage is confined to only one time period or is spread over multiple time periods, the potential dollars involved (in the individual claim actions), whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage dispute potential), and the potential for mass claim actions. Claims with longer reporting lags result in greater inherent risk. This is especially true for alleged claims with a latency feature, particularly where courts have ruled that coverage is spread over multiple policy years, hence involving multiple defendants (and their insurers and reinsurers) and multiple policies (thereby increasing the potential dollars involved and the underlying settlement complexity). Claims with long latencies also increase the potential recognition lag, i.e., the lag between writing a type of policy in a certain market and the recognition that such policies have potential mass tort and/or latent claim exposure.

The amount of reserve estimate uncertainty also varies significantly by component for the General Liability product line. The components in this product line with the longest latency, longest reporting lags, largest potential dollars involved, and greatest claim settlement complexity are Asbestos and Environmental. Components that include latency, reporting lag and/or complexity issues, but to a materially lesser extent than Asbestos and Environmental, include construction defect, medical malpractice, and other mass tort actions. Many components of General Liability are not subject to material latency or claim complexity risks and hence have materially less uncertainty than the previously mentioned components. In general, policies providing coverage with shorter reporting lags, fewer parties involved in settlement negotiations, only one policy potentially triggered per claim, fewer potential settlement dollars, reasonably foreseeable (and stable) potential hazards/claims and no mass tort potential result in much less reserve estimate uncertainty than policies without those characteristics.

Examples of common risk factors that can change and, thus, affect the required general liability reserves (beyond those included in the general discussion section) include:

97

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

General liability risk factors

Changes in claim handling philosophies

Changes in policy provisions or court interpretation of such provision

New theories of liability

Trends in jury awards

Changes in the propensity to sue, in general with specificity to particular issues

Changes in statutes of limitations

Changes in the underlying court system

Distortions from losses resulting from large single accounts or single issues

Changes in tort law

Shifts in law suit mix between federal and state courts

Changes in claim adjuster office structure (causing distortions in the data)

Changes in settlement patterns (e.g., medical malpractice)

General liability book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements)

Changes in underwriting standards

Product mix (e.g., size of account, industries insured, jurisdiction mix)

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for general liability (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.6% increase (decrease) in loss reserves.

Property

Property is generally considered a short tail line with a simpler and faster claim reporting and adjustment process than liability coverages, and less uncertainty in the reserve setting process (except for more complex business interruption claims). It is generally viewed as a moderate frequency, low to moderate severity line, except for catastrophes and coverage related to large properties. The claim reporting and settlement process for property coverage claim reserves is generally restricted to the insured and the insurer. Overall, the claim liabilities for this line create a low estimation risk, except possibly for catastrophes and business interruption claims.

Property reserves are typically analyzed in two components, one for catastrophic or other large single events, and another for all other events. Examples of common risk factors that can change and, thus, affect the required property reserves (beyond those included in the general discussion section) include:

Property risk factors

Physical concentration of policyholders

Availability and cost of local contractors

For the more severe catastrophic events, “demand surge” inflation, whereby the greatly increased demand for building materials such as plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

Local building codes

Amount of time to return property to full usage (for business interruption claims)

Court interpretation of policy provisions (such as occurrence definition)

Lags in reporting claims (e.g., winter damage to summer homes, hidden damage after an earthquake)

Court or legislative changes to the statute of limitations

Property book of business risk factors

Policy provisions mix (e.g., deductibles, policy limits, endorsements)

Changes in underwriting standards

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for property, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.2% increase (decrease) in loss reserves.

Commercial Multi-Peril

Commercial multi-peril provides a combination of property and liability coverage typically for small businesses and, therefore, includes both short and long tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the other coverages, generally for the liability coverages, it takes a longer period of time to close claims.

98

The reserving risk for this line is dominated by the liability coverage portion of this product, except occasionally in the event of catastrophic or large single losses. The reserving risk for this line differs from that of the general liability product line and the property product line due to the nature of the customer. Commercial multi-peril is generally sold to smaller sized accounts, while the customer profile for general liability and property include larger customers.

See the discussions under the property and general liability product lines with regard to reserving risk for commercial multi-peril.

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for commercial multi-peril (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.

Commercial Automobile

The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. In general, claim reporting lags are minor, claim complexity is not a major issue, and the line is viewed as high frequency, low to moderate severity. Overall, the claim liabilities for this line create a moderate estimation risk.

Commercial automobile reserves are typically analyzed in four components; bodily injury liability, property damage liability, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate risk factors are not presented.

Examples of common risk factors that can change and, thus, affect the required commercial automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors

Trends in jury awards

Changes in the underlying court system

Changes in case law

Litigation trends

Frequency of claims with payment capped by policy limits

Change in average severity of accidents, or proportion of severe accidents

Subrogation opportunities

Changes in claim handling philosophies

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Types of medical treatments received

Changes in cost of medical treatments

Degree of patient responsiveness to treatment

Commercial automobile book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)

Changes in mix of insured vehicles (e.g., long haul trucks versus local and smaller vehicles, fleet risks versus non-fleets)

Changes in underwriting standards

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for commercial automobile, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.

Workers’ Compensation

Workers’ compensation is generally considered a long tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker’s life, such as permanent disability benefits and on-going medical care. Despite the possibility of long payment tails, the reporting lags are generally short, settlements are generally not complex, and most of the liability can be considered high frequency with moderate severity. The largest reserve risk generally comes from the low frequency, high severity claims providing lifetime coverage for medical expense arising from a worker’s injury. Overall, the claim liabilities for this line create a somewhat greater than moderate estimation risk.

Workers’ compensation reserves are typically analyzed in three components: indemnity losses, medical losses and claim adjustment expenses.

99

Examples of common risk factors that can change and, thus, affect the required workers’ compensation reserves (beyond those included in the general discussion section) include:

Indemnity risk factors

Time required to recover from the injury

Degree of available transitional jobs

Degree of legal involvement

Changes in the interpretations and processes of the workers’ compensation commissions’ oversight of claims(1)

Future wage inflation for states that index benefits

Changes in the administrative policies of second injury funds

Medical risk factors

Changes in the cost of medical treatments (including prescription drugs) and underlying fee schedules (“inflation”)

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Types of health providers used

Type of medical treatments received

Use of preferred provider networks and other medical cost containment practices

Availability of new medical processes and equipment

Changes in the use of pharmaceutical drugs

Degree of patient responsiveness to treatment

(1)                                                               These are administrative bodies that evaluate whether or not a given claim for workers’ compensation benefits is valid. Duties include the determination of whether a given injury arose out of the scope of employment, or the determination of the degree of injury where disputes exist.

General workers’ compensation risk factors

Frequency of claim reopenings on claims previously closed

Mortality trends of injured workers with lifetime benefits and medical treatment

Degree of cost shifting between workers’ compensation and health insurance

Workers’ compensation book of business risk factors

Product mix

Injury type mix

Changes in underwriting standards

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for workers’ compensation, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.

Fidelity and Surety

Fidelity is generally considered a short tail coverage. It takes a relatively short period of time to finalize and settle fidelity claims. The volatility of fidelity reserves is generally related to the type of business of the insured, the size and complexity of the insured’s business operations, amount of policy limit and attachment point of coverage. The uncertainty surrounding reserves for small, commercial insureds is typically less than the uncertainty for large commercial or financial institutions. The high frequency, low severity nature of small commercial fidelity losses provides for stability in loss estimates whereas, the low frequency, high severity nature of losses for large insureds results in a wider range of ultimate loss outcomes. Actuarial techniques that rely on a stable pattern of loss development are generally not applicable to low frequency, high severity policies.

Surety has certain components that are generally considered short tail coverages with short reporting lags, although large individual construction and commercial surety contracts can result in a somewhat longer settlement tail, based on the length and complexity of the construction project or commercial transaction being insured. (Large construction projects can take many years to complete.) The frequency of losses in surety correlates with economic cycles as the primary cause of surety loss is the inability to perform financially. The volatility of surety losses is generally related to the type of business performed by the insured, the type of bonded obligation, the amount of limit exposed to loss and the amount of assets available to the insurer to mitigate losses, such as unbilled contract funds, collateral, first and third party indemnity, and other security positions of an insured’s assets. Certain classes of surety claims are very high severity, low frequency in nature. These can include large construction contractors involved with one or multiple large, complex projects as well as certain large commercial surety exposures. Other claim factors affecting reserve variability of surety include litigation related to amounts owed by and due the insured (e.g., salvage and subrogation efforts) and the results of financial restructuring of an insured.

100

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Examples of common risk factors that can change and, thus, affect the required fidelity and surety reserves (beyond those included in the general discussion section) include:

Fidelity risk factors

Type of business of insured

Policy limit and attachment points

Third-party claims

Coverage litigation

Complexity of claims

Growth in insureds’ operations

Surety risk factors

Economic trends, including the general level of construction activity

Concentration of reserves in a relatively few large claims

Type of business insured

Type of obligation insured

Cumulative limits of liability for insured

Assets available to mitigate loss

Defective workmanship/latent defects

Financial strategy of insured

Changes in statutory obligations

Geographic spread of business

Fidelity and Surety book of business risk factors

Changes in policy provisions (e.g., deductibles, limits, endorsements)

Changes in underwriting standards

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for fidelity and surety, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.2% increase (decrease) in loss reserves.

Personal Automobile

Personal automobile includes both short and long tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. Reporting lags are relatively short and the claim settlement process for personal automobile liability generally is the least complex of the liability products. It is generally viewed as a high frequency, low to moderate severity product line. Overall, the claim liabilities for this line create a moderate estimation risk.

Personal automobile reserves are typically analyzed in five components: bodily injury liability, property damage liability, no-fault losses, collision claims and comprehensive claims. These last two components have minimum reserve risk and fast payouts and, accordingly, separate factors are not presented.

Examples of common risk factors that can change and, thus, affect the required personal automobile reserves (beyond those included in the general discussion section) include:

Bodily injury and property damage liability risk factors

Trends in jury awards

Changes in the underlying court system and its philosophy

Changes in case law

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Litigation trends

Frequency of claims with payment capped by policy limits

Change in average severity of accidents, or proportion of severe accidents

Subrogation opportunities

Degree of patient responsiveness to treatment

Changes in claim handling philosophies

101

No-fault risk factors (for selected states and time periods)

Effectiveness of no-fault laws

Frequency of visits to health providers

Number of medical procedures given during visits to health providers

Types of health providers used

Types of medical treatments received

Changes in cost of medical treatments

Degree of patient responsiveness to treatment

Personal automobile book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)

Changes in underwriting standards

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for personal automobile, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in loss reserves.

Homeowners and Personal Lines Other

Homeowners is generally considered a short tail coverage. Most payments are related to the property portion of the policy, where the claim reporting and settlement process is generally restricted to the insured and the insurer. Claims on property coverage are typically reported soon after the actual damage occurs, although delays of several months are not unusual. The claim is settled when the two parties agree on the amount due in accordance with the policy contract language and the appropriate payment is made (or alternatively, the property replacement/repair is performed by the insurer). The resulting settlement process is typically fairly short term, although exceptions do exist.

The liability portion of the homeowners policy generates claims which take longer to pay due to the involvement of litigation and negotiation, but with generally small reporting lags. In addition, reserves related to umbrella coverages have greater uncertainty since umbrella liability payments are often made far into the future.

Overall, the line is generally high frequency, low to moderate severity (except for catastrophes), with simple to moderate claim complexity.

Homeowners reserves are typically analyzed in two components: non-catastrophe related losses and catastrophe loss payments.

Examples of common risk factors that can change and, thus, affect the required homeowners reserves (beyond those included in the general reserve discussion section) include:

Non-catastrophe risk factors

Salvage opportunities

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

Amount of time to return property to residential use

Changes in weather patterns

Local building codes

Litigation trends

Trends in jury awards

Catastrophe risk factors

Physical concentration of policyholders

Availability and cost of local contractors

Local building codes

Quality of construction of damaged homes

Amount of time to return property to residential use

For the more severe catastrophic events, “demand surge” inflation, whereby the greatly increased demand for building materials such s plywood far surpasses the immediate supply, leading to short-term material increases in building material costs

Homeowners book of business risk factors

Policy provisions mix (e.g., deductibles, policy limits, endorsements, etc.)

Degree of concentration of policyholders

Changes in underwriting standards

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for homeowners and personal lines other, a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.1% increase (decrease) in loss reserves.

102

International and other

International and other includes the international product line and other products not discussed above. The principle component of “other” is assumed reinsurance written on an excess-of-loss basis, which may include reinsurance of non-U.S. exposures, and is primarily runoff business.

International and other claim liabilities result from a mix of coverages, currencies and jurisdictions/countries. The common characteristic is the need to customize the analysis to the individual component, and the inability to rely on data characterizations and reporting requirements in the U.S. statutory reporting framework.

Due to changes in the business mix for this line over time, the recently incurred claim liabilities are relatively short term (due to both the products and the jurisdictions involved, e.g., the Republic of Ireland and the United Kingdom), while the older liabilities include some from runoff operations that are extremely long tail (e.g., U.S. excess liabilities reinsured through the London market, and several underwriting pools in runoff). The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction, the distribution system (e.g., underwriting pool versus direct), and the proximity of the insurance sale to the insured hazard (e.g., insured and insurer located in different countries). In particular, liabilities arising from the underwriting pools in runoff may result in significant reporting lags, settlement lags and claim complexity, due to the need to coordinate with other pool members or co-insurers through a broker or lead-insurer for claim settlement purposes.

International and other reserves are generally analyzed by program/pool, country and general coverage category (e.g., U.S. Liability—excess of loss reinsurance, or General Liability — Municipalities — by country.) The business is also generally split by direct versus assumed reinsurance for a given

CHANGES IN DOCUMENT ARE BOLDED AND ITALICIZED

coverage/jurisdiction. Where the underlying insured hazard is outside the United States, the underlying coverages are generally similar to those described under the General Liability and Automobile discussion above, but under a different legal system. Where the underlying hazard is within the U.S., the coverage involved is typically that of General Liability, but on an excess or excess-of-loss reinsurance basis. Excess exposure requires the insured to “prove” not only claims under the policy, but also the prior payment of claims reaching up to the excess policy’s attachment point.

Examples of common risk factors that can change and, thus, affect the required International and other reserves (beyond those included in the general discussion section) include:

International and other risk factors

Changes in claim handling procedures, including those of the primary carriers

Changes in policy provisions or court interpretation of such provision

New theories of liability

Trends in jury awards

Changes in the propensity to sue

Changes in statutes of limitations

Changes in the underlying court system

Distortions from losses resulting from large single accounts or single issues

Changes in tort law

Changes in claim adjuster office structure (causing distortions in the data)

International and other book of business risk factors

Changes in policy provisions (e.g., deductibles, policy limits, endorsements, “claims made” language)

Changes in underwriting standards

Product mix (e.g., size of account, industries insured, jurisdiction mix)

The combined impact of unanticipated changes in risk factors can materially affect reserves.  As an indicator of the causal effect that a change in one or more risk factors could have on reserves for International and other (excluding asbestos and environmental), a 1% increase (decrease) in incremental paid loss development for each future calendar year could result in a 1.3% increase (decrease) in loss reserves.